SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                             (Amendment No. 3)


                     WESTIN HOTELS LIMITED PARTNERSHIP

                     (Name of Subject Company (Issuer))

                        WINDY CITY INVESTMENTS, LLC
                    MADISON WINDY CITY INVESTMENTS, LLC
                    MADISON INVESTMENT PARTNERS 20, LLC
                         MADISON CAPITAL GROUP, LLC
                         THE HARMONY GROUP II, LLC
                              BRYAN E. GORDON
                    (Name of Filing Persons (Offerors))

                   UNITS OF LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities)



                                960 377 109
                   (CUSIP Number of Class of Securities)

                              Bryan E. Gordon
                         Madison Capital Group, LLC
                         410 Park Avenue, Suite 540
                          New York, New York 10022
                               (646) 840-1242

                                  Copy to:
                         Steven G. Scheinfeld, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                          CALCULATION OF FILING FEE


Transaction Valuation*                                     Amount of Filing Fee
----------------------                                     --------------------
$10,678,500                                                           $863.89

*For purposes of calculating the filing fee only. This amount assumes the purchase of 20,340 Units of the subject company at $525 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of the cash offered by the Purchaser.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $863.89     Filing Party:  Windy City Investments, LLC
Form or Registration Number: 5-54933   Date Filed:  July 7, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                INTRODUCTION

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO (which together with Amendments No. 1 and No. 2 to the Tender Offer Statement on Schedule TO and this Amendment No. 3 to the Tender Offer Statement on Schedule TO constitutes the "Tender Offer Statement"), filed with the Securities and Exchange Commission on July 7, 2003 and amended on July 21, 2003 and July 29, 2003, relating to the tender offer by Windy City Investments, LLC (the "Purchaser") and Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon to purchase 20,340 units of limited partnership interests of Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $525 per Unit, in cash, reduced by (i) the $50.00 transfer fee charged by the Partnership for each transfer (not Unit) and (ii) any cash distributions made or declared on or after July 7, 2003 (to the extent the Purchaser does not receive such distributions with respect to any Units accepted for payment), with interest at the rate of 3% per annum from the Expiration Date to the date of payment, upon the terms and conditions set forth in the Offer to Purchase, dated July 7, 2003, as amended on July 21, 2003 and July 29, 2003 (the "Offer to Purchase"), and in the related Agreement of Assignment and Transfer and accompanying documents. Terms not otherwise defined herein shall have the meanings ascribed to them in the Tender Offer Statement and the Offer to Purchase.

     The information set forth in the Offer to Purchase is incorporated in this Tender Offer Statement by reference, in answer to Items 1 through 11 of this Tender Offer Statement, except as otherwise set forth below.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 8 of the Tender Offer Statement is hereby amended and supplemented by including the following:

     The Offer expired at 5:00 p.m., New York time, on Monday, August 4, 2003. Based upon a preliminary count, as of 5:00 p.m., New York time, on Monday, August 4, 2003, approximately 3,076 Units were validly tendered pursuant to the Offer and not withdrawn. The Purchaser has accepted for payment in accordance with the terms of the Offer all such tendered Units. Upon payment for these Units in accordance with the terms of the Offer, the Purchaser, together with its affiliates, will beneficially own approximately 5.33% of the total number of outstanding Units. Payment for Units validly tendered and not withdrawn, together with interest as provided in the Offer, is expected to be made after September 30, 2003 (the last business day of the third calendar quarter of 2003) in accordance with the terms of the Offer. A copy of the press release, dated Tuesday, August 5, 2003, issued by the Purchaser announcing the completion of the tender offer is attached hereto as exhibit (a)(5) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1) Offer to Purchase dated July 7, 2003, as amended on July 21, 2003 and July 29, 2003.*
(a)(2) Form of Agreement of Assignment and Transfer.*
(a)(3) Letter to Unitholders dated July 7, 2003.*

(a)(4) Summary Publication of Notice of Offer dated July 7, 2003.*
(a)(5) Press Release, dated August 5, 2003.

-----------------------------
*  Previously filed.

                                  SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2003

                        WINDY CITY INVESTMENTS, LLC
          By: Madison Windy City Investments, LLC, Managing Member



                By:   /s/ Bryan E. Gordon
                      -----------------------
                      Bryan E. Gordon, Managing Director

                    MADISON WINDY CITY INVESTMENTS, LLC



                By: /s/ Bryan E. Gordon
                    -----------------------
                    Bryan E. Gordon, Managing Director

                    MADISON INVESTMENT PARTNERS 20, LLC



                By: /s/ Bryan E. Gordon
                    -----------------------
                    Bryan E. Gordon, Managing Director

                         MADISON CAPITAL GROUP, LLC



                By: /s/ Bryan E. Gordon
                    -----------------------
                    Bryan E. Gordon, Managing Director

                         THE HARMONY GROUP II, LLC



                By: /s/ Bryan E. Gordon
                    -----------------------
                    Bryan E. Gordon, Managing Member


                /s/ Bryan E. Gordon
                -------------------
                BRYAN E. GORDON

                               EXHIBIT INDEX



Exhibit          Description

(a)(1) Offer to Purchase dated July 7, 2003, as amended on July 21, 2003 and July 29, 2003.*
(a)(2)           Form of Agreement of Assignment and Transfer.*
(a)(3)           Letter to Unitholders dated July 7, 2003.*
(a)(4)           Summary Publication of Notice of Offer dated July 7, 2003.*
(a)(5)           Press Release dated August 5, 2003.
--------------------------------------------
*  Previously filed.